Exhibit 99.1

Silver Elephant Announces Filing of Technical Report for the Minago Nickel Project in Thompson, Manitoba

Vancouver, British Columbia, August 23, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce that, further to its press release dated July 6, 2021, it has filed its independent Technical Report titled “NI 43-101 Technical Report on the Mineral Resource Estimate for the Minago Nickel Project” (the “Report”) with a report date of August 20, 2021 and an effective date of July 2, 2021. The Report was prepared by Mercator Geological Services Limited. AGP Mining Consultants Inc. provided pit optimization and associated services. Stantec Consulting Ltd. provided site visit and professional support on environmental permitting review. The report has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining company of battery metals.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“JOHN LEE”

CEO & Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 EXT. 101

IR@silverelef.com

www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.